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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Lamar Advertising Company

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

512815-10-1

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 512815-10-1

1.	Name of Reporting Person: The Reilly Family Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 9,000,000(1)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 9,000,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.6%

12.	Type of Reporting Person: PN

13G
CUSIP No. 512815-10-1

1.	Name of Reporting Person: Kevin P. Reilly, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,575,373(2)

		6.	Shared Voting Power: 9,000,000(3)

		7.	Sole Dispositive Power: 2,575,373(2)

		8.	Shared Dispositive Power: 9,000,000(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,575,373

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.0%

12.	Type of Reporting Person: IN

13G
CUSIP No. 512815-10-1

1.	Name of Reporting Person: Wendell S. Reilly		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,606,708(4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,606,708(4)

		8.	Shared Dispositive Power: 9,000,000(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,606,708

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.1%

12.	Type of Reporting Person: IN

13G
CUSIP No. 512815-10-1

1.	Name of Reporting Person: Sean E. Reilly		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,851,085(6)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,851,085(6)

		8.	Shared Dispositive Power: 9,000,000(7)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,851,085(4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.3%

12.	Type of Reporting Person: IN

13G
CUSIP No. 512815-10-1

1.	Name of Reporting Person: Anna R. Cullinan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,665,280(8)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,665,280(8)

		8.	Shared Dispositive Power: 9,000,000(9)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,665,280

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.1%

12.	Type of Reporting Person: IN

13G

Item 1.
	(a)	Name of Issuer:
Lamar Advertising Company
	(b)	Address of Issuer's Principal Executive Offices:
5551 Corporate Boulevard Baton Rouge, Louisiana 70808

Item 2.
	(a)	Name of Person Filing:
The Reilly Family Limited Partnership (the “RFLP”) Kevin P. Reilly, Jr. Wendell S. Reilly Sean E. Reilly Anna R. Cullinan
	(b)	Address of Principal Business Office or, if none, Residence:
For each Reporting Person: c/o The Lamar Corporation 5551 Corporate Boulevard Baton Rouge, LA 70808
	(c)	Citizenship:
The RFLP is a Delaware limited partnership. The other Reporting Persons are citizens of the United States of America.
	(d)	Title of Class of Securities:
Class A Common Stock, $0.001 par value per share. The Class B Common Stock, $0.001 par value per share, is convertible on a one-for-one basis into shares of Class A Common Stock. (Generally, Class B Common Stock is entitled to ten votes per share whereas Class A Stock is entitled to one vote per share.)
	(e)	CUSIP Number:
512815-10-1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
See box 9 on cover pages.
(b) Percent of class:
See Box 11 on cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See Box 5 on cover pages.
(ii) Shared power to vote or to direct the vote:
See Box 6 on cover pages.
(iii) Sole power to dispose or to direct the disposition of:
See Box 7 on cover pages.
(iv) Shared power to dispose or to direct the disposition of:
See Box 8 on cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

Company Name(s):

The Reilly Family Limited Partnership

By:	/s/ Kevin P. Reilly, Jr.
Name:	Kevin P. Reilly, Jr.
Title:	Managing General Partner

(Individually)

/s/ Kevin P. Reilly, Jr.
Name:	Kevin P. Reilly, Jr.

/s/ Wendell S. Reilly
Name:	Wendell S. Reilly

/s/ Sean E. Reilly
Name:	Sean E. Reilly

/s/ Anna R. Cullinan
Name:	Anna R. Cullinan

Footnotes:

(1) Consists of shares of Class B Common Stock, which are convertible into shares of Class A Common Stock.
(2) Includes 2,362,250 shares of Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), which are convertible into shares of Class A Common Stock and 68,250 shares of Class A Common Stock subject to stock options exercisable within 60 days of December 31, 2002.
(3) Held in the Reilly Limited Partnership (the “RFLP”) as shares of Class B Common Stock, which are convertible into shares of Class A Common Stock.
(4) Consists of shares of Class B Common Stock, which are convertible into shares of Class A Common Stock.
(5) Held in the RFLP as shares of Class B Common Stock. The filing of this statement shall not be construed as an admission that Mr. Reilly is the beneficial owner of these shares.
(6) Consists of 1,782,835 shares of Class B Common Stock and 68,250 shares of Class A Common Stock subject to stock options exercisable within 60 days of December 31, 2002.
(7) Held in the RFLP as shares of Class B Common Stock. The filing of this statement shall not be construed as an admission that Mr. Reilly is the beneficial owner of these shares.
(8) Consists of shares of Class B Common Stock, which are convertible into shares of Class A Common Stock.
(9) Held in the RFLP as shares of Class B Common Stock. The filing of this statement shall not be construed as an admission that Ms. Cullinan is the beneficial owner of these shares.

CUSIP No. 512815-10-1	13G	Page 10 of 12 Pages

EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1

Agreement as to Joint Filing of Schedule 13G.

Exhibit 2

List of all members of group.

CUSIP No. 512815-10-1	13G	Page 11 of 12 Pages

EXHIBIT 1

Each of the undersigned hereby affirms that he, she or it is individually eligible to use Schedule 13G and agrees that this Schedule 13G is filed on his, her or its behalf.

Dated: February 13, 2003
The Reilly Family Limited Partnership

	By:	/s/ Kevin P. Reilly, Jr.

Name: Kevin P. Reilly, Jr. Title: Managing General Partner

/s/ Kevin P. Reilly, Jr.

Kevin P. Reilly, Jr.

/s/ Wendell S. Reilly

Wendell S. Reilly

/s/ Sean E. Reilly

Sean E. Reilly

/s/ Anna R. Cullinan

Anna R. Cullinan

CUSIP No. 512815-10-1	13G	Page 12 of 12 Pages

EXHIBIT 2

Members of the Group

Kevin P. Reilly, Jr.
Wendell S. Reilly
Sean E. Reilly
Anna R. Cullinan
Kevin P. Reilly, Sr.

Sean E. Reilly as custodian for:
Hayden M. Reilly
Ross L. Reilly

Wendell G. Reilly as custodian for:
Wendell G. Reilly
James H. Reilly
Mary L. Reilly

Kevin P. Reilly, Jr. as Trustee of:
The Anna R. Cullinan Family Irrevocable Trust
The Sean and Jennifer Reilly Trust for Anna Maeve Reilly
The Sean and Jennifer Reilly Trust for Aidan Christopher Reilly
The Sean and Jennifer Reilly Trust for Rowan Patrick Reilly
The Anna R. Cullinan Irrevocable Trust for Julia Camille Cullinan

Sean E. Reilly as Trustee of:
The Kevin P. Reilly, Jr. Family Irrevocable Trust

Wendell G. Reilly as Trustee of:
The Wendell S. Reilly Family Irrevocable Trust